Exhibit 99.1

The financial statements for the first half year ended June 30, 2023 of Top KingWin Ltd (the “Company”, “we” or “us”) included herein have not been audited by the Company’s independent registered accounting firm.

TOP KINGWIN LTD
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2023
AND DECEMBER 31, 2022
(In USD)

	June 30, 2023	December 31, 2022

ASSETS
CURRENT ASSETS
Cash	$4,892,680	$2,654,185
Accounts receivable, net	798,482	95,691
Accounts receivable – related party, net	379,248	-
Prepayments	379,083	12,248
Prepayment for mergers and acquisitions	4,000,000	-
Other receivables	166,836	97,911
Total current assets	10,616,329	2,860,035

NON-CURRENT ASSETS
Property and equipment, net	183,917	210,330
Intangible assets, net	32,697	30,538
Operating lease right-of-use assets	417,116	522,278
Deferred tax assets	-	118,159
Other non-current assets	38,405	40,376
Deferred offering costs	-	1,306,313
Total non-current assets	672,135	2,227,994

TOTAL ASSETS	$11,288,464	$5,088,029

LIABILITIES
CURRENT LIABILITIES
Accounts payable	$521,034	$264,006
Operating lease liabilities - current	169,656	165,506
Advance from clients	611,425	187,630
Due to related parties	29,098	1,129,005
Taxes payable	81,799	37,919
Accruals and other payables	828,609	1,108,910
Total current liabilities	2,241,621	2,892,976

NON-CURRENT LIABILITIES
Operating lease liabilities - non-current	266,414	373,068
Total non-current liabilities	266,414	373,068

TOTAL LIABILITIES	2,508,035	3,266,044

SHAREHOLDERS’ EQUITY
Class A ordinary shares, $0.0001 par value, 300,000,000 shares authorized, 8,213,040 and 10,963,040 shares issued and outstanding as of December 31, 2022 and June 30, 2023	$1,096	$821
Class B ordinary shares, $0.0001 par value, 200,000,000 shares authorized, 3,786,960 shares issued and outstanding as of December 31, 2022 and June 30, 2023	379	379
Share subscription receivables	-	(1,200)
Additional paid-in capital	8,160,307	114,726
Statutory reserve	282,545	282,545
Retained earnings	542,079	1,563,563
Accumulated other comprehensive loss	(205,977)	(138,849)
Total shareholders’ equity	8,780,429	1,821,985

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$11,288,464	$5,088,029

TOP KINGWIN LTD
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF (LOSS) INCOME AND
COMPREHENSIVE (LOSS) INCOME FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022
(In USD)

	Six Months Ended
	June 30,
	2023	2022

REVENUES	2,814,664	1,726,719

COST OF REVENUES	(746,661)	(370,298)

GROSS PROFIT	2,068,003	1,356,421

OPERATING EXPENSES
Selling expenses	(1,203,472)	(319,262)
General and administrative expenses	(1,877,461)	(730,725)
Total operating expenses	(3,080,933)	(1,049,987)

(LOSS) INCOME FROM OPERATIONS	(1,012,930)	306,434

OTHER INCOME (EXPENSE), NET
Other income	58,524	17,667
Other expense	(6,638)	(3,733)
Total other income, net	51,886	13,934

NET (LOSS) INCOME BEFORE INCOME TAXES	(961,044)	320,368

Income tax (expense) benefit	(117,629)	67,183

NET (LOSS) INCOME	$(1,078,673)	$387,551

Other comprehensive loss
Foreign currency translation loss	(65,734)	(150,132)

TOTAL COMPREHENSIVE (LOSS) INCOME	$(1,144,407)	$237,419

Basic and diluted (loss) earnings per share*	$(0.08)	$0.03

Weighted average number of common shares outstanding - basic and diluted*	13,115,278	12,000,000

*	Giving retroactive effect to the nominal issuance of shares effected on January 10, 2023

First Half 2023 Financial Results

Revenues

Revenues for the first half of 2023 reached $2,814,664, marking an increase of 63% from the $1,726,719 reported in the same period of 2022, primarily due to the increase in the revenue generated from corporate business training services.

Service Category	1H 2023	1H 2022%
Advisory and transaction services	$1,256,894	$1,263,517	(1)
Corporate business training services	1,483,471	160,079	827
Corporate consulting services	74,299	300,675	(75)
Others	-	2,448	(100)
Total	$2,814,664	$1,726,719	63

Cost of Revenues

Cost of revenues was $746,661 for the first half of 2023, reflecting a 102% increase as compared to $370,298 for the same period of 2022. The increase was primarily due to the increase of costs of revenues from corporate business training services, which was proportionally in line with the increase of revenue from corporate business training services.

Gross Profit

The gross profit was $2,068,003 and $1,356,421 with gross margins of 73% and 79% for the six months ended June 30, 2023 and 2022, respectively. The decrease in gross margin was primarily due to the fact that we incurred more referral fees and commission fees to improve our corporate business training services, which was in line with the increase of revenue generated from corporate business training services.

Operating Expenses

Total operating expenses were $3,080,933 in the first half of 2023, representing an increase of 193% as compared to $1,049,987 for the same period of 2022. Selling expenses increased by $884,210 or 277%, which was mainly driven by the expansion of the marketing department staff and an increase in travel expenses during the period. General and administrative expenses increased by $1,146,736 or 157%, which was mainly due to one-time costs related to the initial public offering, the business expansion and the corresponding increase in the number of employees, leading to a rise in wage costs.

(Loss) Income from Operations

Loss from operations was $1,012,930 for the first half of 2023, as compared to an income from operations of $306,434 for the same period of 2022.

Total other income, net

Total other income was $51,886 for the first half of 2023, as compared to $13,934 for the same period of 2022.

Net (Loss) Income

Net loss was $1,078,673 for the first half of 2023, as compared to a net income of $387,551 for the same period of 2022.

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